OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 4)

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

91914G 10 8

(CUSIP Number)

William E. Greehey

2330 North Loop 1604 West

San Antonio, Texas 78248

(210) 918-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91914G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Greehey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN (please see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,875,178 units
8. Shared Voting Power 0
9. Sole Dispositive Power 6,875,178 units
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,878,920 units[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.18%
14.	Type of Reporting Person (See Instructions) PF

[1]

Includes 3,742 NuStar GP Holdings, LLC Units granted subject to restrictions. Of these restricted Units, 320 Units vest annually in equal increments over a three-year period which began August 22, 2007; 845 Units vest annually in equal increments over a three-year period that began November 16, 2008; and 2,577 Units vest annually in equal increments over a three-year period beginning November 6, 2009.

Item 1.	Security and Issuer

This Amendment No. 4 to amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007 August 10, 2007, and January 14, 2008 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”). This Amendment No. 4 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 2330 North Loop 1604 West, San Antonio, Texas 78248. This amendment is being filed to update the Reporting Person’s position following the purchase of additional shares. This Amendment No. 4 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)    The name of the Reporting Person is William E. Greehey.

(b)    The Reporting Person’s address is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(c)    The Reporting Person serves as Chairman of the Board of the Company, as well as Chairman of the Board of NuStar GP, LLC. The principal address of the Company and NuStar GP, LLC is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

From November 11 through November 17, the Reporting Person acquired an aggregate of 385,243 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $6,948,556.16. The Reporting Person used his own personal funds to pay for the Units he acquired in these transactions.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment. The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer

After giving effect to the transactions described above:

(a)    There were 42,508,263 Units outstanding as of November 1, 2008. The Reporting Person is deemed to be the beneficial owner of 6,878,920 Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), represents 16.18% of the total issued and outstanding Units. The above amount includes 3,742 NuStar GP Holdings, LLC Units granted subject to restrictions. Of these restricted Units, 320 Units vest annually in equal increments over a three-year period which began August 22, 2007; 845 Units vest annually in equal increments over a three-year period that began November 16, 2008; and 2,577 Units vest annually in equal increments over a three-year period beginning November 6, 2009.

The Reporting Person acquired beneficial ownership of the 6,878,920 Units as a result of the transactions described in Item 3.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over 6,875,178 Units.

(c) In the 60 days prior to the date of filing of this statement, the Reporting Person has not made any purchases of Units.

(d) The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on the cover page of this Statement on Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009

/s/ William E. Greehey
William E. Greehey